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Dale E. Short · (310) 789-1259 · dshort@troygould.com	File No. 3218-1

December 28, 2011
BY EDGAR AND FEDERAL EXPRESS
Jeffrey Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	RXi Pharmaceuticals Corporation Form S-1/A Filed December 8, 2011 File No. 333-177498
Dear Mr. Riedler:
     By letter dated December 22, 2011, the staff (the “Staff”) of the Securities and Exchange Commission (“SEC) provided RXi Pharmaceuticals Corporation (the “Company”) with comments to the Company’s amended Registration Statement on Form S-1/A filed on December 8, 2011. This letter contains the Company’s responses to the Staff’s comments. The numbered responses and the headings set forth below correspond to the numbered comments and headings in the Staff’s December 22, 2011 comment letter. References to “Galena” mean Galena Biopharma, Inc., the Company’s parent company.
     Concurrently with the delivery of this letter, the Company is filing via EDGAR pre-effective Amendment No. 2 to the Form S-1 setting forth an amended preliminary prospectus reflecting changes made in response to the Staff’s comments. A copy of Amendment No. 2 (without exhibits), marked to show changes from Amendment No. 1, is enclosed for your convenience.
FORM S-1/A
Cover Page
1.	In response to prior comment 8, you disclose that you are in the process of applying for trading of your common stock in the OTC Markets Group. We are re-issuing our prior comment. Please disclose here and on pages 31 and 73 whether you have filed an application for listing. If an application has not been filed, please disclose when you intend to do so.

Jeffrey Riedler
December 28, 2011

COMPANY RESPONSE

The Company is in the process of identifying possible market makers that may be interested in preparing a Form 211 to facilitate the trading of the Company’s common stock on the OTCQB tier of the OTC Markets Group Inc. trading system. The Company expects that the Form 211 will be filed on its behalf in January 2012. The Company also will apply in January 2012 for trading of its common stock on the OTCQB tier of the OTC Markets Group Inc. The amended preliminary prospectus has been revised accordingly on the cover page and elsewhere.

Plan of Distribution
Reasons for the Distribution, page 28
2.	We note your response to prior comment 20, in which you bullet-point and clearly discuss each of the potential benefits of the separation from Galena. Please expand your disclosure of the negative factors of the separation from Galena to similarly present each factor considered.

COMPANY RESPONSE

The Company has expanded the discussion of the negative factors appearing on page 28 of the amended preliminary prospectus and set them out in bullet (•) format. The Company believes these are all of the principal material negative factors considered by Galena’s board of directors.
Business, page 46
Introduction to the Field of RNAi Therapeutics, page 48
3.	We note your response to our prior comment 28 and your citation of the National Review of Drug Discovery in support for the statement referenced in our comment. Please provide additional factual support. For example, was there a particular study cited in the National Review of Drug Discovery that supports your assertion? If so, please revise your disclosure to describe the study and its material findings.

COMPANY RESPONSE

The Company has provided additional disclosures on page 49 of the amended preliminary prospectus as requested.

Jeffrey Riedler
December 28, 2011

License Agreements, page 54
4.	We note your response to our prior comment 31. While we are reviewing your request for confidential treatment and may grant confidential treatment for the specific royalty percentages, please revise your disclosure in the registration statement to include a range of royalty payments not to exceed ten percent as we believe these are material terms of the agreement.

COMPANY RESPONSE

The requested new disclosure has been added on page 54 of the amended preliminary prospectus.

5.	We note your response to our prior comment 32. While we are reviewing your request for confidential treatment and may grant confidential treatment for the specific milestone payments and specific royalty percentages set forth in the license agreement with Dharmacon, Inc., please revise your disclosure in the registration statement to include the potential aggregate milestone payments and a range of royalty payments not to exceed ten percent as we believe these are material terms of the agreement.

COMPANY RESPONSE

The requested new disclosures have been added on page 55 of the amended preliminary prospectus.

Management, page 59
6.	In response to prior comment 34, you disclose that Dr. Ahn serves on a part-time basis as your President and Chief Financial Officer. We are re-issuing our comment to request that you disclose here and on pages 11, 59 and 66 the number of hours, on a monthly or weekly basis, that Dr. Ahn expects to work in this capacity.

Jeffrey Riedler
December 28, 2011

COMPANY RESPONSE

The Company estimates that Dr. Ahn spends an average of approximately 30 hours a month in performing his duties as the part-time President and Chief Financial Officer of the Company. Pages 11 and 59 of the amended preliminary prospectus have been revised accordingly.

Executive Compensation, page 61
7.	Please confirm that you will update your executive compensation disclosure for 2011 in any amendment filed on or after January 1, 2012.
COMPANY RESPONSE
Confirmed.
Certain Relationships and Related Party Transactions, page 65
8.	Please provide us with an analysis that supports your conclusion that you are not substantially dependent on your agreements with Northwestern University and Carnegie Institute of Washington. Alternatively, please file the license agreements as exhibits to your filing and describe the material terms of any such agreements in your Business section, including, but not limited to any payment provisions, aggregate milestone payments, a range of royalty payments, exclusivity provisions, material obligations that must be met to keep the agreement in place, duration and termination provisions.

COMPANY RESPONSE

The Company’s current lead developmental candidate, RXI-109, and discovery activities are based on the sd-rxRNA technology platform. The sd-rxRNA are short, asymmetric chemically modified RNAi compounds with duplex length of 11-15 base-pairs. The Carnegie Institute license covers method of use of RNAI compound 25 base-pairs and longer. Management of the company believes the Carnegie Institute intellectual property does not cover sd-rxRNA technology. In addition, the Carnegie Institute intellectual property is available on a non-exclusive basis, and management believes the Company would be able to license this technology if the Company’s research effort changes and begins to include RNAi compounds longer than 25 base-pairs.

Jeffrey Riedler
December 28, 2011

The Northwestern University intellectual property covers use of G93A mice—animal model of ALS. The Company is not currently using this animal model in-house and, thus, does not require this license. This license is available on a non-exclusive basis, and management believes it would be able to obtain this license in the future if it decides to bring this animal model use in-house.

For the foregoing reasons, the Company intends to terminate both of these agreements in the near future, since they are not necessary to the current focus of the Company’s development activities. As such, the Company believes that neither of these agreements represents a material agreement.
Beneficial Ownership of Certain Beneficial Owners and Management, page 68
9.	We note your response to prior comment 37. It appears that footnotes (2) and (4) also apply to the After the Spin-Off Transaction Percentage columns for Mr. Tang, Mr. Wong, Tang Capital Partners and RTW Investments. Please revise your table accordingly.

COMPANY RESPONSE

The beneficial ownership table on page 68 of the amended preliminary prospectus has been revised accordingly.

Financial Statements
Notes to Financial Statements
Nature of Business, page F-8
10.	You state that “management believes the assumptions underlying the allocations of indirect expenses in the carve-out financial information are reasonable; however, RXi’s financial position, results of operations, and cash flows may have been materially different if it had operated as a stand-alone entity as of and for nine months ended September 30, 2011.” Please tell us what is meant by the last statement and why the statement only relates to the nine months ended September 30, 2011 and not to the two years ended December 31, 2010.

COMPANY RESPONSE

We believe this statement is typical of similar disclosures involving “carved out” financial information in other registered spin-off transactions. It is intended to inform the reader of the possibility that the financial position, results of operations and cash flows of the RXi business may have been

Jeffrey Riedler
December 28, 2011

materially different if the RNAi business had actually operated as a stand-alone entity rather than as part of Galena. It is also meant to further inform the reader that inherent in the preparation of the carve-out financial information is the responsibility of management to make certain assumptions when allocating indirect expenses to the carved-out financial statements.

With respect to the Staff’s second comment, Galena operated one business, the RNAi business, until the Apthera acquisition on April 13, 2011. As a result, Galena’s historical results prior to the Apthera acquisition were representative of the RNAi business, and no adjustments to the historical results of Galena were necessary to reflect the operating results of the RNAi business prior to April 13, 2011. Following the acquisition of Apthera, Galena operated two business units, which required management to allocate certain expenses between the two business units to properly reflect the operating results of the RNAi business for the period subsequent to April 13, 2011. Since the disclosure regarding the allocation of indirect expenses only applies to the nine months ended September 30, 2011, no reference has been made to the years ended December 31, 2010 and 2009.

Subsequent Events, page F-30

11.	You state that on December 6, 2011 Galena entered into a transaction with warrant holders in which Galena stock will be issued in exchange for cancellation of warrants. The warrants were issued in the April 2011 offering. As a result of this transaction, the derivatives recorded in RXI’s financial statements will be reduced. Please clarify to us what the proceeds of the 2011 offerings were used for and where they are reflected in RXI’s financial statements. If the proceeds were not used for the historical operations of RXI, please tell us why the warrants relating to the offerings are included as derivatives in the financial statements of RXI.

COMPANY RESPONSE

At time of the April offering, Galena had just completed its acquisition of Apthera. Prior to the Apthera acquisition, Galena was primarily focused on conducting research and further developing its RNAi platform. The Apthera acquisition broadened Galena’s strategic direction, and gave Galena access to a late-stage product candidate, NeuVax. The proceeds of the April offering were intended to be used to advance the development of NeuVax and to further develop Galena’s RNAi assets by working on the filing of an IND for RXI-109, the Company’s lead RNAi product candidate, in the second half of

Jeffrey Riedler
December 28, 2011

2011 and commencing a Phase I clinical trial for RXI-109 in the first half of 2012. In preparing the carved-out financial statements, management determined that since the intended use of the proceeds of the April offering were to support both the newly acquired Apthera business and the RNAi business, it was necessary to allocate a portion of the warrant liabilities to the Company. The portion of the liability allocated to the Company amounted to 50% of the total warrant liability, based on the expected use of the proceeds of the April offering at the time the offering was completed. Additionally, since the proceeds of the April offering were included in the pool of funds used for the payment of the historical expenses of the RNAi business included in the carved-out financial statements, management believed it would be potentially misleading not to allocate any of the warrant liabilities as derivatives on the Company’s balance sheet as of September 30, 2011.

For purposes of the carved-out financial statements, all cash was assumed to be held by Galena and transferred to the Company as needed, except for the cash contributed to the Company as of September 30, 2011 in connection with the securities purchase agreement with Galena, Tang Capital and RTW.
Exhibits
12.	We have reviewed your response to prior comment 38. Please confirm that prior to requesting acceleration of this registration statement, if you are required to obtain prior written consent of a counterparty prior to the assignment and transfer, you will disclose the name of all counterparties which consent is required and has not been obtained and the effect of not obtaining such consent.

COMPANY RESPONSE

Confirmed. The Company believes it has obtained all requisite third-party consents.
* * * * *

Jeffrey Riedler
December 28, 2011

     Apart from the foregoing response to the Staff’s comments, the Company acknowledges that it is responsible for the accuracy and adequacy of the disclosures contained in the Registration Statement.
     When the time comes, the Company will include in its request for acceleration of the effectiveness of the Registration Statement the additional acknowledgements requested by the Staff.
     Please direct any questions regarding this response letter to the undersigned at 310-789-1259.

Very truly yours,

/s/ Dale E. Short
DES/wp
Cc:      Jennifer Riegel (SEC)
           Nandini Acharya (SEC)
           James Peklenk (SEC)